Board of Directors of Kenilworth Fund, Inc.
and the Securities and Exchange Commission

We have examined management's assertion about the Kenilworth Fund, Inc.'s (the "Company") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1999, and during the period December 31, 1998 (the date of the last report on Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on Management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, with respect to securities of the Kenilworth Fund, Inc. and similar investment purchases and sales:

Count and inspection of all securities located in the vault of the National Safe Deposit Company, One First National Plaza,
Chicago, Illinois  60603.

Confirmation of all securities purchased but not received with brokers.

Reconciliation of all such securities to the books and records of the Company.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Kenilworth Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Kenilworth Fund,Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

                           /s/   Grant Thornton LLP

Chicago, Illinois
January 7, 2000

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Kenilworth Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31, 1999 and from December 31, 1998 through December 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and from December 31, 1998 through December 31, 1999, with respect to securities reflected in the investment account of the Company.

Kenilworth Fund, Inc.

By:
/s/ Savitri P. Pai
General Counsel
Kenilworth Fund, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549                  OMB APPROVAL
                                         OMB Number:  3235-0360
FORM N-17f-2                             Expires June 30, 1997
                                         Estimated average burden
                                         hours per response..0.05

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:  811-7620

   Date examination completed:          December 31, 1999

2. State identification Number:
   CA: 5/6/97     FL: 048290     IL:9325975     TX: C5286000000

3. Exact name of investment company as specified in registration statement:

   KENILWORTH FUND, INC.

4. Address of principal executive office (number, street, city, state, zip code):

   One First National Plaza, Suite 2594, Chicago, IL  60603

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (8-95)